ASHFORD HOLDING CORP.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

July 10, 2018

VIA EDGAR

Ms. Jennifer Gowetski

United States Securities and Exchange

Commission

Senior Counsel, Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:          Registration Statement on Form S-4 (File No. 333-224409)

Dear Ms. Gowetski:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Ashford Holding Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-224409) (the “Registration Statement”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 11, 2018 or as soon as practicable thereafter.

Please contact the undersigned at (972) 490-9600 with any questions.

Very truly yours,

ASHFORD HOLDING CORP.

By:	/s/ Jim Plohg
Jim Plohg
Associate General Counsel